*AB
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UN[illegible]
SECURITIES AN[illegible]
13030599
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIG BROKERAGE, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVE SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIG BROKERAGE, LP, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

TREASURER

Title



Notary Public 2/19/2013


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Celeste A. Stellabott, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Feb. 24, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

SIG BROKERAGE, LP

(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners
SIG Brokerage, LP

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of SIG Brokerage, LP as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SIG Brokerage, LP as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 11, 2013

SIG BROKERAGE, LP

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 3,056
Receivable from clearing broker	2,156,211
Receivable from affiliate	193,843
Other asset	4,583
Total assets	$ 2,357,693
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Accrued transaction and execution charges payable	$ 191,197
Accrued expenses	29,987
Total liabilities	221,184
Partners' capital	2,136,509
Total liabilities and partners' capital	$ 2,357,693

See notes to statement of financial condition

SIG BROKERAGE, LP

Notes to Statement of Financial Condition
December 31, 2012

NOTE A - ORGANIZATION

SIG Brokerage, LP (the "Entity") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and its designated examining regulatory authority is the Financial Industry Regulatory Authority. The Entity is also a member of NYSE Euronext (the "NYSE"). The Entity provides order execution services for an affiliated registered broker-dealer on the NYSE and NYSE Amex. The Entity is owned 99% by SIG Specialists Holdings, Inc. (the "Parent") and 1% by SIG Brokerage, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records commission revenue and related expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2012, the amount receivable from clearing broker reflected on the statement of financial condition represents amounts due from this clearing broker.

NOTE D - RELATED PARTY TRANSACTIONS

The Entity executes trades for an affiliated broker-dealer for which it receives commissions based on monthly costs of electronic communication network charges and membership fees billed by the NYSE plus a small surcharge to cover other costs. As of December 31, 2012, the affiliate owed the Entity $193,843 related to these commissions.

The Entity is under common control with Susquehanna International Group LLP ("SIG"). SIG acts as a common payment agent for the Entity and various affiliates for various direct operating expenses.

Because of its short-term nature, the fair value of the receivable from affiliate approximates its carrying amount.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had the Entity operated autonomously.

NOTE E - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

NOTE E - INCOME TAXES (CONTINUED)

At December 31, 2012, management has determined that there are no material uncertain income tax positions.

The Entity is no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2009 and presently has no open examinations.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member firm of the NYSE, the Entity is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Entity computes its net capital under the basic method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2012, the Entity had net capital of $1,938,083, which exceeded its requirement of $14,746 by $1,923,337.